Exhibit 99.2

N A S D A Q : G M M Global Mofy AI Limited 2026 Strategic Outlook Advancing AI - Driven Digital Content Production, to AI - Native Workflows Leading Digital Asset Bank in China January 2026 Beijing • Zhejiang • California

SAFE HARBOR TO GET STARTED Certain statements contained in this document constitute forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For these purposes, forward - looking statements are statements that address activities, events, conditions or developments that the Company expects or anticipates may occur in the future. In some cases forward - looking statements can be identified because they contain words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” or similar expressions and the negatives of those terms. Such forward - looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. These risks and uncertainties include, but are not limited to, domestic and international economic conditions, including exchange rates, inflation or deflation, the effects of competition and regulation, uncertainties in the financial markets, consumer and small business spending patterns and debt levels, breaches of security or privacy of member or business information, conditions affecting the acquisition, development, ownership or use of real estate, capital spending, actions of vendors, rising costs associated with employees (generally including health - care costs and wages), energy and certain commodities, geopolitical conditions (including tariffs), the ability to maintain effective internal control over financial reporting, regulatory and other impacts related to climate change, public - health related factors, and other risks identified from time to time in the Company’s public statements and reports filed with the Securities and Exchange Commission. Forward - looking statements speak only as of the date they are made, and the Company does not undertake to update these statements, except as required by law. Comparable sales and comparable sales excluding impacts from changes in gasoline prices and foreign exchange are intended as supplemental information and are not a substitute for net sales presented in accordance with U.S. GAAP. GMM

STRATEGIC TRANSFORMATION

GMM

2026 Strategic Focus: AI-Native Content Production

Record Financial Performance

$55.9M
Total Revenue
↑ +35.3% YoY

$22.5M
Gross Profit
↑ +8.2% YoY

36.5%
GM for Virtual Technology Service
↑ +31.8% YoY

$7.5M
R&D Investment
↑ Continued

Strategic Milestones

- **Lianyungang Digital Cultural Tourism:** signing of a strategic cooperation framework agreement with Lianyungang's Haizhou High-Tech District
- **$10.3M Financing:** 3 strategic private placement offerings completed
- **Gauss AI Lab:** A comprehensive AI ecosystem, end-to-end AI-powered content framework
- **Eaglepoint AI Inc:** Advancing Global AI Training and Data Engineering Capabilities


Gauss AI Lab
Introducing Pikaframes: turn your photos into videos with unique transitions. Just add your photos, then merge, transition, and transform.
The possibilities are endless.


TIME TO TRANSFORM
New Pikaffects just dropped. Morph into iconic characters and alter egos—all you need is a selfie.
Try Now

Key Differentiator

Our transformation goes beyond automation—we're fundamentally **changing the content creation paradigm**.

31.8%
Margin Improvement for VTS Business

Market Validation

Our strategy aligns with explosive enterprise AI adoption—**65% of enterprises now regularly use generative AI （2024）**, doubling from 2023.

Source： McKinsey State of AI in 2024 survey

LEADING DIGITAL ASSET BANK IN CHINA Company Introduction We are an AI - driven technology solutions provider engaged in virtual content production and 3 D digital asset development for upstream and downstream partners in the digital content industry . Utilizing advanced artificial intelligence and 3 D reconstruction technologies , we efficiently create high - precision digital versions of characters, scenes, and props from the physical world, implementing them across various application scenarios . With offices in Beijing, Zhejiang, and California, we are dedicated to driving the growth and development of the global digital content and entertainment sectors . On October 10 2023, Global Mofy AI Limited was officially listed on the Nasdaq Stock Exchange with the ticker symbol: GMM . According to a Frost & Sullivan report, Global Mofy is one of the leading digital asset banks in China, with over 150,000 digital assets. GMM

FROM TRADITIONAL WORKFLOW TO AI-NATIVE INPLEMENTATIONS

GMM

Company Roadmap

2017

GLOBAL MOFY (BEIJING) TECHNOLOGY CO.,LTD formed.

Introducing renowned investor Ren Quan as our shareholder.



2018

Appeared at the 21st Shanghai International Film Festival.

Secured multiple software copyrights, accelerating cost reduction and efficiency improvements.


21

2019

Brought in strategic investor Lianhe Universal, completing multi-million dollar financing.


环球墨非

2020

Formed strategic partnership with Alibaba DAMO Academy.


打造5G时代下的AI数字明星
签约仪式

2021

GIC

Secured A+ round financing worth tens of millions of RMB.

2022

Welcomed strategic investor: WiMi Hologram

WiMi Hologram

2023

Received strategic investment and policy support from the Anji government, Zhejiang; officially launched the headquarters at Anji "Two Mountains" Future Technology City.

Global Mofy Metaverse officially listed on Nasdaq Capital Market， Ticker: GMM.


环球墨非
Nasdaq
GMM

2024

- Launched **"Gausspeed"** generative AI platform in collaboration with NVIDIA Omniverse.
- Secured strategic financing of **$10 million**, bringing in two renowned American funds.
- Established U.S. subsidiary: GMM Discovery LLC
- Together announced formation of **69 Million USD fund**, to foster up and downstream companies and expand market share.

Gausspeed

2025

strategic investment in Wetruck AI, a digital freight platform headquartered in Ethiopia.

Secured strategic private financing of **$8.8 million.**

Launch of Gauss AI Lab, a fully integrated AI ecosystem

RECOGNIZED FOR LEADERSHIP IN TECHNOLOGY AND INNOVATION

GMM

Awards and Recognitions



工业元宇宙协同发展组织
理事单位
2022年10月－2024年10月
环球墨非（北京）科技有限公司



第四届中国品牌大会
证书
证　　书



高新技术企业
证书
企业名称：环球墨非（北京）科技有限公司
证书编号：GR202011003200
发证时间：2020年10月21日
批准机关：



中关村高新技术企业
陕西省数字经济发展协会
副会长单位
环球墨非（北京）科技有限公司



智通财经
第八届智通财经上市公司评选
《最具投资价值中概股》
环球墨非
GMM.US

2024-2025

· Industrial and Information Technology Metaverse Development Organization Teaching and Integration Work Committee Member Unit
· Beijing Big Data Association Metaverse Committee Deputy Director Unit
· Daxing District International Investment Cooperation Promotion Association Registration
· Beijing "Specialized and New" SME by the Municipal Bureau of Economy and Information Technology

2022-2023

· 36Kr "WISE2022 New Economy Metaverse Ecology Top 30"
· 4th China Brand Conference "2020 China Top 100 Innovative Brand Development Enterprises"
· National High-Tech Enterprise
· Enterprise Credit Rating: AAA Credit Enterprise
· "Most Valuable Investment Chinese Concept Stock"
· Industrial and Information Technology Metaverse Development Organization Membership

2019-2021

· Shaanxi Digital Economy Development Associate Council Member
· 18th Digital Science Forum "14th Five-Year Plan" Technology (Innovation) Brand Influence Award
· Zhongguancun High-Tech Enterprise
· iMedia Consulting "2019 Annual Investment Value Brand/Enterprise"
· Lianhe Enterprise Summit "Most Influential Brand Award"
· Internet Weekly "2021 Virtual Human Enterprise Ranking TOP 5

R&D Investment Strategy R&D Investment Doubled $7.5M 2024 R&D Spend 14.1% As % of Revenue R&D Team & IP Portfolio 10+ Years Experience 45 Independent IPs 10+ New IPs Annually Competitive R&D Advantage Our 14.1% R&D - to - revenue ratio significantly exceeds industry averages (5 - 8%), demonstrating our commitment to AI leadership. Beginning in fiscal year 2025, the Group further intensified its development of generative AI – based tools and advanced the research and development of AI - native production workflows and AI Agent – driven data governance frameworks. We believe that our scale advantage in 3D digital asset libraries, together with our extensive experience in 3D asset creation and virtual production, positions us to benefit from the development of AI - driven 3D generative tools and advanced AI Agent workflows. GMM INNOVATION ENGINE

MISSION “Empower creativity through the innovative use of AI and digital technology.” We are committed to building the world's largest digital asset bank. Leveraging our extensive collection of high - precision 3D digital assets, we aim to lead the new era of AI - driven digital experiences. VISION “Drive technological advancements and cultivate a culturally rich corporate environment.” VALUES • Foster innovation • Prioritize and exceed customer expectations 05 GMM

FLAGSHIP AIGC SOLUTION

GMM

The Gausspeed Platform

Industrial-Grade AIGC Video Generation

Gausspeed transforms content creation with Industrial-grade Cinematic Production Standards. Our platform enables creators to produce stunning, realistic visuals with intuitive storyboard and shot design tools.

Text-to-Video **Real-time Generation**	Storyboard Design **Automated Pre-visualization**
Scene Consistency **Multi-shot Narratives**	Customized Previs **Accurate Pre-production Planning**

Workflow: From Prompt to Production

1. **Input** — Script/Prompt
2. **Generate** — AI Processing
3. **Refine** — Edit & Adjust
4. **Export** — Production Ready




Gausspeed
Creative Space
New Space


Gausspeed
Welcome to Gausspeed
Don't have an account? Sign up for free
Username or Email
Password
Login
or
Sign in with Google
Sign in with Meta
Sign in with Apple
Forgot your password?

NVIDIA Partnership

Built on NVIDIA Omniverse, Gausspeed leverages the world's leading AI infrastructure.

2024
Platform Initial Launch Year

We possess a vast and diverse collection of high - precision 3D digital assets, covering categories such as characters, scenes, and props, and spanning various domains including nature, science fiction, historical eras, and architecture. Additionally, our 3D digital assets are continuously updated and expanded to include the latest trends and technologies in digital content creation. 150,000+ High Precision (4K) 3D Digital Assets NO.1 One of China’s Largest Digital Asset Bank GMM A FOUNDATIONAL BANK FOR OUR AI - DRIVEN CONTENT CREATION 3D Digital Asset Bank

GMM 01 ೱ 3D RECONSTRUCTION TECHNOLOGY High - precision 3D Model Conversion: Utilizing advanced 3D reconstruction technology, this process converts any object from the physical world, such as people, objects, and scenes, into universally usable 3D models in the virtual world on a 1:1 basis. Industry Services: Provides high - precision 3D digital assets to enterprises across various industry sectors, supporting the generation of 3D digital assets on the application side to meet diverse industry needs. 02 ೱ DIGITAL CONTENT EDITING PLATFORM Optimized Front - end Technology: Integrates and optimizes mainstream front - end technologies to provide a powerful digital content editable middleware tool. Integration of Multiple Tools: Combines multiple underlying tools to achieve efficient content editing and generation. One - stop Content Generation: The digital content editable middleware tool supports the one - stop generation of digital content, providing a one - stop digital content generation solution for application ends. “MOFY LAB” Global Mofy's core technology R&D platform focuses on optimizing the production process of digital content. Utilizing low - code and no - code technologies, it enhances asset reuse and instant invocation, providing in - depth data insights and efficient content generation solutions. MOFY LAB integrates over 40 independently developed intellectual properties to offer a one - stop solution. ONE STOP CONTENT GENERATION Core Technology - R&D Platform

Global Mofy has gained heightened visibility, credibility, and a broader investor base . With new capital and market influence, Global Mofy will accelerate its growth, committed to creating value for shareholders while driving continuous innovation and development of the company . 2023.10.10 2023.10.10 Global Mofy Officially Listed on Nasdaq Ticker ワ GMM The formal operation of our headquarters signifies a significant step in Global Mofy's strategic layout . In the future, we will continue to leverage the innovative environment of the "Two Mountains" Future Technology City to drive the research and application of cutting - edge technologies, enhancing company's overall competitiveness . 2023 Global Mofy Officially Begins Operations at Its Headquarters in Anji, Zhejiang Since 2024 , we have entered the AIGC (Artificial Intelligence Generated Content) field through a strategic partnership with Heartdub, a leading company in the physics engine domain from Seattle, USA, further driving technological innovation and business expansion . 2024 Global Mofy Officially Completed Major Strategic Transformation Major Events CORE ADVANCEMENTS AND RECENT UPDATES GMM

Our core team consists of professionals with extensive experience in their respective fields, ensuring the company's steady growth and innovative capabilities . The team members possess strong expertise and rich practical experience in technological innovation, financial management, market expansion, and operational optimization . Together, they drive Global Mofy's continuous advancement in technological innovation and business expansion . Haogang Yang CEO Chen Chen CFO Wenjun Jiang CTO CMO Nan Zhang Our Management Team FINANCIAL HIGHLIGHTS GMM

FINANCIAL HIGHLIGHTS

Financial Performance & Growth Outlook

GMM

Global Mofy achieved a total revenue of **$55.9 million** for the fiscal year ended September 30, 2025, representing a YoY 35.3**%** increase compared to the same period 2024.

Record Financial Performance (2025)

Metric	Value	Change
Total Asset	$78.0M	+31.9%
Revenue	$55.9M	+35.3%
Gross Profit	$22.5M	+8.2%
Gross Margin	40.2%	
Non-GAAP Operating Income	$10.8M	

1） For further risks and disclosures, please refer to our sec-filings. 2） Our Fiscal year ends Sep 30th

Revenue Growth Trajectory



FY 2023 FY 2024 FY 2025
Million USD
60
50
40
30
20
10
0
26.9
41.4
55.9

Strong Capital Position

- **$4M Private Placement Financing:** Completed April 2025
- **$4.8M Private Placement FInancing:** Completed Dec 2025

2026-2027 Projections

Based on market growth and our positioning, we target:

2026 Target	2027 Target
$70-80M Revenue	$90-110M Revenue

Growth Drivers
AI-Native adoption, Gausspeed, asset expansion

Margin Expansion
Target 50%+ gross, 20%+ net by 2026

Investment Priority
R&D (10%+ of revenue), talent, platform

MARKET EXPANSION From “AI - Driven” to “AI - Native” Global Mofy is transitioning from applying AI as a productivity tool to embedding AI natively across its production, data, and workflow architecture. This shift underpins our long - term strategy to scale efficiently, enhance margins, and build defensible AI - native capabilities. Entering international markets to reach a broader customer base, focusing on Europe and North America. In 2024, we established GMM Discovery in the U.S. and actively exploring the generative AI market with R&D product Gausspeed for innovation and breakthroughs. STRATEGIC ALLIANCE Committed to forming strategic partnerships with leading companies in the industry to leverage strengths, expand market share, and enhance products and services . Additionally, pursuing selective acquisitions and investments to consolidate the market and acquire new technologies . BRAND POSITIONING Utilizing advanced AI technology and consistent branding across all channels to strengthen our brand positioning. Aiming to become a leader in the digital entertainment industry by showcasing expertise in AI - driven solutions and innovative 3D digital assets. RESEARCH&DEVELOPMENT Continuing to invest in R&D to drive technological advancement and innovation. Focus on developing practical AIGC technology and expanding the 3D digital asset bank. Increasing R&D expenditure to stay at the forefront of technological trends, collaborating with research institutions and tech companies for innovations. CUSTOMER EXPERIENCE Focusing on enhancing customer experience and increasing customer loyalty through personalized services, user - friendly interfaces, and excellent customer support. Implementing advanced analytics to better understand customer needs and developing more interactive and engaging user interfaces. GMM OUR NEXT STEP Growth Strategy

WWW.GLOBALMOFY.AI COPYRIGHT©GLOBAL MOFY, All RIGHTS RESERVED. CHINA HEADQUARTER ヲ Building A12, Xidian Memory Creative and Cultural Township, Chaoyang District, Beijing EASTERN CHINA HEADQUARTER ヲ Building 4, Units 203 - 204, "Two Mountains" Technology Angel Industrial Park, Anji County, Huzhou, Zhejiang Province NASDAQ LISTED : GMM